DIRECT DIAL: 212-451-2307

EMAIL: JSPINDLER@OLSHANLAW.COM

September 8, 2010

VIA EDGAR AND UPS

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp. Registration Statement on Form S-1 Initially filed May 14, 2010, as amended on June 18, 2010, July 15, 2010, August 6, 2010 and August 25, 2010 File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated September 2, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 5 to Form S-1 (“Amendment No. 5”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 5. Our responses are numbered to correspond to your comments.

Prospectus Cover Page

1.	We note your response to prior comment 1. Please provide the proposed representation prior to requesting effectiveness, rather than in the acceleration request.

Response: The Company has informed us that at no time before filing the registration statement did the Company offer to sell, within the meaning of Section 5 of the Securities Act, the securities being registered under the registration statement to Steel Partners.

By participating in this offering…, page 16

2.	Please revise to clarify, if true, that shareholders must make the representation in the second bullet or follow the alternative procedures set forth in the third, fourth and fifth

September 8, 2010

bullets on page 16. Make similar revisions on page 24, in Exhibit 99.1 and elsewhere as appropriate.

Response: The Company has amended the prospectus and Exhibit 99.1 to clarify that shareholders must make the representation set forth in the bullet point on page 24 beginning with “by purchasing shares of common…” or that, in the alternative, shareholders must follow the procedures described in the following three bullets. Please see pages 16 and 24 of the prospectus and Exhibit 99.1.

3.	Refer to the fifth bullet on page 16. Please include an affirmative statement in this risk factor that the company will honor the exercise of rights in this offering by Steel Partners, a 30% shareholder, in an amount that does not endanger the company’s NOLs against future taxable income.

Response: The Company has included an affirmative statement in the risk factor beginning with “By participating in this offering…” on page 16 of the prospectus that the Company will honor the exercise of rights in this offering by Steel Partners in an amount that does not endanger the Company’s NOLs and capital loss carryforwards against future taxable income.

You may not receive all of the shares…, page 16

4.	We note your revised disclosure under this heading. However, we note that exhibits 99.3, 99.4 and 99.5 state that in the event rights holders seeking to oversubscribe would endanger the availability of your NOLs, those rights holders seeking to oversubscribe will generally be proportionally reduced. Please revise to clarify the meaning of this language and reconcile, as appropriate, with your disclosure in the prospectus.

Response: The Company has revised its disclosure in Exhibits 99.3, 99.4 and 99.5 and on pages 2 and 17 of the prospectus to clarify the process by which shares are distributed among shareholders who have exercised their oversubscription rights.

Protection Mechanics, page 24

5.	We note your response to prior comments 2 and 3. Please revise to disclose the information contained in the second paragraph of your response to prior comment 2 regarding the process that you will use to determine the ownership threshold that shareholders will not be permitted to exceed. In addition, please revise to provide an example or example(s) demonstrating the protection mechanics, including the applicable calculations and the operation of the three-year testing window.

Response: The Company has revised the prospectus to include the requested information and to provide examples demonstrating the protection mechanics. Please see page 24 of the prospectus.

September 8, 2010

6.	We note your response to prior comment 6 and reissue in part. Please include prominent disclosure in the summary describing the impact of signing the subscription agreement on the rights of shareholders. In addition, please clearly state, if true:

•	that shareholders must execute the subscription agreement in order to participate in the rights offering;

•	that the protection mechanisms are binding and enforceable solely against those shareholders who properly execute the subscription agreement; and

•	that the protection mechanisms relate solely to the exercise by shareholders of rights in this offering and do not restrict shareholders’ ability to purchase shares other than in this offering.

Response: The Company has provided prominent disclosure describing the impact of signing the subscription agreement on the rights of shareholders on page 3 of the prospectus. The Company has also amended the prospectus on page 3 to clearly state that: (i) in order to participate in rights offering, shareholders must execute the subscription agreement; (ii) the protection mechanisms are binding and enforceable solely against those shareholders who properly execute the subscription agreement; and (iii) the protection mechanisms relate solely to the exercise by shareholders of rights in this offering and do not restrict shareholders’ ability to purchase shares other than in this offering.

Exhibit 5.1

7	We note the date restriction contained in the second-to-last paragraph of the opinion. Please remove the restriction or confirm that you will file an updated opinion on the date of effectiveness.

Response: The opinion of counsel filed as Exhibit 5.1 has been revised to remove the paragraph beginning with “This opinion is given as of the date…”. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 5.

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter.

September 8, 2010

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 5 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

cc:	Louis Rambo John J. Quicke

Exhibit A

DEL GLOBAL TECHNOLOGIES CORP.

100 Pine Aire Drive

Bay Shore, New York 11706

September 8, 2010

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp. Registration Statement on Form S-1 Initially Filed May 14, 2010, as amended on June 18, 2010, July 15, 2010, August 6, 2010 and August 25, 2010 File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the comment letter (the “Comment Letter”) of the Securities and Exchange Commission (the “Commission”) dated September 2, 2010, with regard to the above-referenced filing. Del Global Technologies Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEL GLOBAL TECHNOLOGIES CORP.

By:	/s/ John J. Quicke
Name:	John J. Quicke
Title:	President and Chief Executive Officer